UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 14, 2010

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains a copy of our press release entitled “NXP Announces Upsizing of Note Offering to USD 1 Billion”, dated July 14, 2010.

Exhibits

1.	Our press release dated July 14, 2010 entitled “NXP Announces Upsizing of Note Offering to USD 1 Billion”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 14th day of July 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Announces Upsizing of Note Offering to USD 1 Billion

Eindhoven, the Netherlands, July 14, 2010. NXP B.V. (“NXP”) announced today that it, together with NXP Funding LLC, successfully upsized its previously announced offering for USD 600 million aggregate principal amount of senior secured notes due 2018 to USD 1 billion aggregate principal amount in a private offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). NXP intends to use the proceeds from the offering to repay certain of its existing secured notes through redemption calls, open market purchases, privately negotiated transactions, tender offers or some combination thereof, depending upon, among other things, market conditions, and to pay fees and expenses related to the offering. As of today, NXP has commitments to purchase from holders approximately USD 734 million of existing secured notes (consisting of approximately USD 359 million aggregate principal amount of U.S. dollar-denominated 7 7 /8% senior secured notes due 2014, approximately USD 317 million aggregate principal amount of U.S. dollar-denominated floating rate senior secured notes due 2013 and approximately USD 58 million aggregate principal amount of euro-denominated floating rate senior secured notes due 2013).

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to NXP, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of NXP’s management, as well as assumptions made by its management and information currently available to NXP. Although NXP believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to NXP or persons acting on its behalf.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. Headquartered in Europe, the company has approximately 28,000 employees working in more than 25 countries and posted sales of USD 3.8 billion in 2009.

For further information, please contact:

Investors:

Albert Hollema

albert.hollema@nxp.com

+31 40 27 25610

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

Tel. +31 40 27 25202